Via Facsimile and U.S. Mail
Mail Stop 6010

September 20, 2006

Stuart Grant
Chief Financial Officer
Serono SA
15 bis, Chemin des Mines
CH-1211 Geneva 20
Switzerland

Re: Serono SA
Form 20-F for Fiscal Year Ended December 31, 2005
Filed February 28, 2006
File No. 001-15096

Dear Mr. Grant:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects, page 43

II. Critical accounting policies and the use of estimates, page 44

1. Please provide us revised disclosures that provide all the information contemplated by Section V. of Financial Reporting Release 72 (Financial Reporting Codification Section 501.14) about your critical accounting estimates. For example, your existing disclosures do not appear to address the extent to

which each estimate and the significant assumptions underlying each estimate have changed in the past and are reasonably likely to change in the future. Otherwise, please advise us that historical changes have not been material and that any reasonably likely changes are not expected to be material.

III. Results of Operations, page 47

2. Total Revenues, page 48

Product Sales, page 48

2. Please provide us, in disclosure-type format, a discussion of why the new reserves recorded for product returns fluctuated between the periods presented and why the new reserves have fluctuated significantly more than the actual reserves applied during the period presented.

IV. Liquidity and capital resources, page 63

Contractual Cash Obligations, page 67

3. Please provide us revised disclosures that includes in your table the $103 million in contractual commitments under collaborative agreements disclosed on page F-59 or that clarifies why they are excluded from the table. If you continue to exclude this amount, please clarify for us how this is consistent with Item 303(a)(5) of Regulation S-K and Financial Reporting Release 67.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Oscar Young, Senior Accountant, at (202) 551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant